FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 16, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 16, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

               NEWS RELEASE

      For Immediate Release

Norsat Announces Extended Three-Year Warranty

on All Microwave Products

(Vancouver, Canada) November 16, 2005, 09:00 AM EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today announced the extension of its standard warranty period on all microwave products to three years.

In addition to the three-year warranty period, Norsat’s microwave customers will now have unlimited access to technical support and to an on-line library of product and technical support literature.  “Live” technical support is available from 7:00 am PST to 6:00 pm PST.

“The extension of our warranty period reflects our confidence in the reliability of our products – one of Norsat’s main hallmarks in the industry,“ said Dr. Amiee Chan, VP, Operations of Norsat International, Inc.

Norsat’s portfolio of microwave products for broadband communications offers both standard and custom block down-converters and block up-converters for the Ka, C, Ku and X bands, including the extended Ku band (13.75-14.5 GHz), as well as solid state power amplifiers, accessories and other custom products.  Norsat was one of the early pioneers in the development of LNBs (low noise block down-converters for satellite receivers) and enhanced its microwave component offering with leading-edge satellite transmitters.

”The companies and agencies who purchase our products have important communication needs and cannot afford to be out of service,” said Dr. Chan.  “Working with our customers to identify the products that are best suited to their specific applications, and providing ongoing technical support and warranty service so they can be as efficient and effective as possible, is critical to their and our success.”

Norsat’s microwave product customers include other technology and communications companies that support their own needs as well as the needs of military, emergency services and other public and private agencies and organizations.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes includes therein for the three months ended June 30, 2005, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company’s 2004 Annual Report.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2004, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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More Information Contact:

Dr. Amiee Chan

VP, Operations

Norsat International Inc.

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com

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